Exhibit 99.1
LJ INTERNATIONAL ENLISTS RENOWNED MAKE-UP ARTIST TO SPOTLIGHT
ALL-OCCASION APPEAL OF COLORED GEMSTONES
Oscar Kaichang Demonstrates Cosmetic Techniques at ENZO Stores to Help Educate
Consumers and Drive Sales of the “ENZO Color Collection”
HONG KONG, November 23, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE) has enlisted one of East Asia’s best-known make-up artists to demonstrate the all-occasion appeal of its “ENZO Color Collection” line of colored gemstone jewelry.
Taiwan’s Oscar Kaichang, who has worked with singers Lin Chi-ling, Meng Guangmei, Chia-chi and Cai Shuzhen, appeared with models at LJI’s ENZO retail store in Guiyang on November 20, 2010 to demonstrate his “multicolored life” make-up techniques that highlight the beauty of the ENZO Color Collection. Kaichang has held similar shows at ENZO stores in Shanghai (in August 2010) and Beijing (in September, 2010). Future shows are planned approximately bimonthly at other ENZO stores throughout China.
Kaichang’s demonstrations are a key part of LJI’s consumer education and marketing initiative aimed at driving sales of colored-gemstone jewelry, an area in which the Company specializes. The shows also are intended to tap into fashion-conscious consumers with a high interest in cosmetics. Demonstrations illustrate how LJI’s ENZO Color Collection extend and enhance the effect of high-end cosmetics when applied with an expert hand.
Women in China traditionally have focused their attention on gold and, more recently, diamonds. Colored gemstones are already popular worldwide. As colored gemstones gain in popularity in China, LJI believes that it will have a first-mover position in the mid-to-high price range of this growing market. LJI’s established brand and marketing initiatives such as the Oscar Kaichang shows have placed LJI at the forefront of the colored-stone movement.
“We are pleased with the positive early responses to the ‘multicolored life’ events, both from consumers and the media,” said LJI Chairman and CEO, Yu Chuan Yih. “Kaichang’s involvement with ENZO and his reputation as a master of make-up technique is spurring interest in our growing retail chain. Our core high-margin product lines benefit from his skill of showing how colored gemstones can be a perfect fit for both informal and formal wear. Through shows such as these, consumers are learning just how versatile LJI’s distinctive jewelry lines can be.”
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cooperglobalcommunications.com
www.ljintl.com	rcooper@cooperglobalcommunications.com
www.cooperglobalcommunications.com